                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             ZARING NATIONAL CORPORATION*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  989136 10 6
                                 --------------
                                 (CUSIP Number)

        RONALD G. GRATZ, 11300 CORNELL PARK DRIVE, CINCINNATI, OH 45242
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 7, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* On May 8, 1997, the shareholders of Zaring Homes, Inc. approved a restructuring, effective May 8, 1997, to form a holding company structure for Zaring Homes, Inc. and adopted a related Agreement and Plan of Merger resulting in, among other things, the holders of Zaring Homes, Inc. common shares having their shares converted into common shares of Zaring National Corporation, the holding company, and Zaring Homes, Inc. becoming a subsidiary of Zaring National Corporation.

---------------------------------------------                                           --------------------------------------------
CUSIP NO.     989136 10 6                                        13D                                            PAGE 2 OF 6 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              ROBERT N. SIBCY    ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                               269,500
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                               269,500
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              269,500
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 4 Pages

                                  SCHEDULE 13D


ITEM 1.  Common Shares
         Zaring National Corporation
         11300 Cornell Park Drive
         Cincinnati, OH 45242

ITEM 2.  a)  Robert N. Sibcy
         b)  8044 Montgomery Rd., Suite 300
             Cincinnati, OH 45236
         c)  President, Sibcy Cline, Inc.
         d) Mr. Sibcy has not been convicted in a criminal proceeding during the last five years.
         e) Mr. Sibcy has not been a party to a civil proceeding during the last five years.
         f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------
         See item 5(c)

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------
         Mr. Sibcy considers his ownership reported herein an investment.
         From time to time, Mr. Sibcy may dispose of all or some of the common shares which he owns. In addition, Mr. Sibcy may acquire additional common shares through open-market purchases.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------
         a) Mr. Sibcy owns 269,500 common shares (representing 5.6% of the issued and outstanding shares), with respect to which he has sole voting and dispositive power.
         b)  See Item 5 a)
         c)  May 7, 1997   Robert N. Sibcy purchased 5,000 shares at $9.75/
                           per share or total of $48,750 using a personal line of credit at PNC Bank.

             May 8, 1997   Robert N. Sibcy purchased 5,000 shares at $9.75/
                           per share or total of $48,750 using a personal line of credit at PNC Bank.

             May 12, 1997  Robert N. Sibcy purchased 20,000 shares at $9.75/
                           per share or total of $195,000 using a personal line of credit at PNC Bank.

             May 13, 1997  Robert N. Sibcy purchased 1,008 shares at $9.875/
                           per share or total of $9,954 using a margin account at Paine-Webber.
         d)  none
         e)  N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------
         Mr. Sibcy is the owner of Bramblewood Development, Inc. Bramblewood Development, Inc. and Zaring Homes, Inc. are partners in Taft Place Joint Venture, an inactive joint venture.

ITEM 7.  EXHIBITS.
         ---------
         None

CUSIP NO.  989136 10 6


                                Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                      (Company Name)

                                          May 16, 1997
                      -------------------------------------------------------
                                             (Date)

                                      /s/ Robert N. Sibcy
                      -------------------------------------------------------
                                           (Signature)


                                  Robert N. Sibcy, Individual
                      -------------------------------------------------------
                                           (Name/Title)


CUSIP NO.

                                Page 4 of 4 Pages